82-3957

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

[redacted]

04012374

Ref :

SEC/DS

30th December, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
Room ~~3094(3-6)~~ 3011 3-2
450 Fifth Street N.W.
Washington DC 20549 - U.S.A.

SUPPL

Dear Sir,

Sub : Disposal of Glass Business

At the meeting of the Board of Directors held today, it was decided, to divest the glass business of the Company, as a going concern, subject to the approval of the shareholders pursuant to the provisions of Section 293 (1)(a) of the Companies Act, 1956.

The above decision is in line with Company's policy to reduce its exposure in unrelated business.

A copy of Press Release being issued in this connection is enclosed for your information and records.

Thanking you,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours Faithfully,
for LARSEN & TOUBRO LIMITED

(S.V.SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

PRESS RELEASE

Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T To Divest Glass Container Business

Mumbai, December 30, 2003: L&T's Board of Directors has decided to divest the Glass Container business of the Company, on a going concern basis, subject to the approval of its shareholders.

As part of the review of its business portfolio, L&T had decided to exit its Glass Container business and accordingly has been exploring various options. Over the last few months, the Company has been in discussions with interested parties and now expects to conclude a final agreement, on completion of the due diligence by the potential buyer. The transaction is likely to be consummated by the end of this fiscal year.

Notice calling an Extraordinary General Meeting will be despatched to the shareholders shortly.

FN: Glass